Annual General Stockholders’ Meeng Final Summarized Voting Map According to CVM Resolution No. 81/22, Itaú Unibanco Holding S.A. ("Company") discloses the final summarized voting map related to the consolidation of remote voting instructions and of the votes casted at the Annual General Stockholders’ Meeting (“Meeting”), held exclusively online, on April 28, 2026, at 11:00 a.m, for each item of the matters submitted for resolution at the Meeting, as presented below. São Paulo- SP, April 28, 2026. Gustavo Lopes Rodrigues Investor Relations Officer

Final Summarized Voting Map of the Annual General Stockholder's Meeting held on April 28, 2026

Item	Description	Candidates	Voting	Number of shares	% over total voting
1	Take cognizance of the Management Report and the Independent Auditors Report, the Opinion of the Fiscal Council, and the Summary of the Audit Committees Report, and examine for resolving upon the management accounts and the Financial Statements for the fiscal year ended December 31, 2025:		Approve	5,183,067,194	99.99%
			Reject	1,199	0.00%
			Abstain	395,332	0.01%
2	Resolve on Management's proposal for allocation of profit for the fiscal year, as detailed in the General Stockholders' Meeting Manual available at https://www.itau.com.br/relacoes-cominvestidores/en/general-stockholders-meetings/:		Approve	5,183,409,015	100.00%
			Reject	1,199	0.00%
			Abstain	53,511	0.00%
3	Establish the number of members that will compose the Board of Directors at thirteen (13):		Approve	5,183,326,484	100.00%
			Reject	66,233	0.00%
			Abstain	71,008	0.00%
5	Election of the chairman of the board of directors - Total members to be elected: 1 Nomination of candidates for chairman of the board of directors.	Pedro Moreira Salles (Copresidente)	Approve	5,179,933,885	99.93%
			Reject	3,452,669	0.07%
			Abstain	77,171	0.00%
6	Election of the chairman of the board of directors - Total members to be elected: 1 Nomination of candidates for chairman of the board of directors.	Roberto Egydio Setubal (Copresidente)	Approve	5,179,356,141	99.92%
			Reject	4,032,958	0.08%
			Abstain	74,626	0.00%
7	Election of vice-chairman of the board of directors - Total members to be elected: 1 Nomination of candidates for vice-chairman of the board of directors.	Ricardo Villela Marino (Vice-presidente)	Approve	5,180,881,735	99.95%
			Reject	2,444,651	0.05%
			Abstain	137,339	0.00%
8	Election of the board of directors by candidate - Total members to be elected: 10 Nomination of candidates to the board of directors (the shareholder can nominate as many candidates as the numbers of vacancies to be filled in the general election. The votes indicated in this filed will be disregarded if the shareholder with voting rights also fills in the fields present in the separate election of a member of the board of directors and the separate election referred to in these fields takes place).	Alfredo Egydio Setubal	Approve	5,178,617,511	99.91%
			Reject	4,707,048	0.09%
			Abstain	139,166	0.00%
		Ana Lúcia de Mattos Barretto Villela	Approve	5,180,985,126	99.95%
			Reject	2,335,756	0.05%
			Abstain	142,843	0.00%
		Candido Botelho Bracher (Conselheiro Independente)	Approve	5,178,061,904	99.90%
			Reject	5,258,851	0.10%
			Abstain	142,970	0.00%
		Cesar Nivaldo Gon (Conselheiro Independente)	Approve	5,183,306,232	100.00%
			Reject	14,320	0.00%
			Abstain	143,173	0.00%
		Fabricio Bloisi Rocha (Conselheiro Independente)	Approve	5,180,146,020	99.94%
			Reject	3,174,491	0.06%
			Abstain	143,214	0.00%
		João Moreira Salles	Approve	5,180,883,182	99.95%
			Reject	2,441,465	0.05%
			Abstain	139,078	0.00%
		Marcos Marinho Lutz (Conselheiro Independente)	Approve	5,183,309,785	100.00%
			Reject	10,826	0.00%
			Abstain	143,114	0.00%
		Maria Helena dos Santos Fernandes de Santana (Conselheiro Independente)	Approve	5,182,299,163	99.98%
			Reject	1,020,293	0.02%
			Abstain	144,269	0.00%
		Paulo Antunes Veras (Conselheiro Independente)	Approve	5,183,310,065	100.00%
			Reject	10,436	0.00%
			Abstain	143,224	0.00%
		Pedro Luiz Bodin de Moraes (Conselheiro Independente)	Approve	5,181,025,999	99.95%
			Reject	2,298,203	0.04%
			Abstain	139,523	0.00%
11	Resolve upon the independence of the members classified as independent members:		Approve	5,165,049,288	99.64%
			Reject	16,045,541	0.31%
			Abstain	2,368,896	0.05%
12	Do you wish to request a separate election of a member of the board of directors, under the terms of article 141, paragraph 4, I, of Law 6,404, of 1976? (The shareholder can only fill this field in case of keeping the position of voting shares ininterrupted for 3 months prior to the general meeting. If the shareholder chooses "no" or "abstain", his/her shares will not be computed for the request of a separate election of a member of the board of directors).		Yes	35,091,684	0.68%
			No	17,426,942	0.34%
			Abstain	5,117,286,684	98.98%
13	Do you wish to request a separate election of a member of the board of directors, under the terms of article 141, paragraph 4, II, of Law 6,404, of 1976? (The shareholder can only fill this field in case of keeping the position of voting shares ininterrupted for 3 months prior to the general meeting. If the shareholder chooses "no" or "abstain", his/her shares will not be computed for the request of a separate election of a member of the board of directors).		Yes	23,520,952	1.06%
			No	431,785,733	19.44%
			Abstain	1,766,283,305	79.51%

Approve 5,183,314,054 100.00% Reject 2,713 0.00% Abstain 146,958 0.00% Approve 5,183,285,697 100.00% Reject 31,025 0.00% Abstain 147,003 0.00% Approve 2,427,451,260 99.27% Reject 1,229,390 0.05% Abstain 16,698,564 0.68% Approve 5,179,279,276 99.92% Reject 3,146,793 0.06% Abstain 1,037,656 0.02% Approve 5,180,202,291 99.94% Reject 64,970 0.00% Abstain 3,196,464 0.06% 17 Resolve upon the individual monthly compensation of R$ 22,000.00 to the effective members and of R$ 9,000.00 for the alternate members of the Fiscal Council: Marcelo Maia Tavares de Araújo (efetivo) / Haroldo do Rosario Vieira (suplente) 16 Resolve upon the amount allocated to the overall compensation of the members of the Board of Officers and the Board of Directors, in the total amount of R$938,000,000.00: 15 Separate election of the fiscal council - Preferred shares - Total members to be elected: 1 Nomination of candidates to the fiscal coucnil by shareholders with non-voting preferred shares or restricted voting rights. 14 Election of the fiscal council by candidate - Total members to be elected: 2 Nomination of candidates to the fiscal council (the shareholder may nominate as many candidates as there are seats to be filled in the general election). Eduardo Hiroyuki Miyaki (efetivo) / João Costa (suplente) Cláudio José Coutinho Arromatte (efetivo) / Leni Bernadete Torres da Silva Sansiviero (suplente)